SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2009 JAN 21 A 8:25

16 January 2009 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

09045156

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 15 January 2009 which we released to The Stock Exchange of Hong Kong Limited on 15 January 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

PROCESSED
JAN 26 2009
THOMSON REUTERS

Encl

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e\tn\SA\Tangshan\Amendment Agt\Ann\ltr.doc1

KERRY PROPERTIES LIMITED	**SHANGRI-LA ASIA LIMITED**
(Incorporated in Bermuda with limited liability)	*(Incorporated in Bermuda with limited liability)*
嘉里建設有限公司*	香格里拉(亞洲)有限公司*
website: www.kerryprops.com	*website: www.ir.shangri-la.com*
(Stock Code: 00683)	**(Stock Code: 00069)**

RELINQUISHMENT OF RIGHTS TO ACQUIRE THE LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC

The KPL Board and the SA Board wish to update their respective shareholders on the status of the Project in Tangshan City, Hebei Province, PRC.

As disclosed in the Joint Announcement, on 21 July 2008, KPCL, JIPL, SACL and WTIL jointly won the bids at the open biddings to acquire the land use rights of the Project Sites in Tangshan City, Hebei Province, PRC.

On 15 January 2009, KPCL, JIPL, SACL and WTIL entered into the Cancellation Agreement with Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心) to relinquish their rights to acquire the land use rights of the Project Sites.

Reference is made to the Joint Announcement, the KPL Circular and the SA Circular in relation to the establishment of the joint venture for the acquisition, holding and development of the Project Sites in Tangshan City, Hebei Province, PRC. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as those defined in the Joint Announcement.

CANCELLATION AGREEMENT

As disclosed in the Joint Announcement, on 21 July 2008, KPCL, JIPL, SACL and WTIL jointly won the bids at the open biddings to acquire the land use rights of the Project Sites in Tangshan City, Hebei Province, PRC and paid a deposit of HK$780 million (the "**Deposit**").

On 15 January 2009, KPCL, JIPL, SACL and WTIL entered into the Cancellation Agreement with Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心) to relinquish their rights to acquire the land use rights of the Project Sites under the Confirmation Notices.

Pursuant to the terms of the Cancellation Agreement, Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心) will deduct a sum of RMB21 million (approximately HK$23.9 million) (the "**Penalty**", which represents approximately 0.3% of the maximum total investment amount of the JV Parties in the Project) from the Deposit as penalty payment. The balance of the Deposit will be refunded in Hong Kong Dollars in two phases:-

(i) the Hong Kong Dollars equivalent of RMB440 million will be refunded within 7 days from the signing of the Cancellation Agreement; and

(ii) the Hong Kong Dollars equivalent of RMB239 million will be refunded within 30 days from the signing of the Cancellation Agreement provided that if Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心) is to offer development sites for open bidding on acceptable terms within such time, the said amount may be applied as deposit for the said open bidding.

REASONS FOR ENTERING INTO THE CANCELLATION AGREEMENT

In light of the current market conditions and the size of the investment that will be required for developing the Project Sites, the JV Parties have decided to adopt a more conservative approach in relation to the Project, which is a large-scale development. The JV Parties had therefore discussed with the relevant government authorities in Tangshan City in relation to reducing the size of the Project by surrendering part of the Project Sites that the subsidiaries of the JV Parties had agreed to acquire. However, the relevant government authorities in Tangshan City would only agree to allow the parties to surrender all the Project Sites subject to the payment of the Penalty. It is expected that the Tangshan government authorities may release all or part of the Project Sites for open bidding soon. As the KPL Group and the SA Group remain interested in investing in Tangshan City, the KPL Group and the SA Group may consider bidding for part of the Project Sites if they are released for open bidding on acceptable terms. KPL and SA will make further announcement and comply with the relevant Listing Rules requirements if KPL and/or SA decide to bid for part of the Project Sites.

The KPL Board and the SA Board are of the view that the transactions contemplated under the Cancellation Agreement (including the payment of the Penalty) do not have any material impact on the operation and business of the KPL Group and the SA Group and that the entering into of the Cancellation Agreement is in the best interests of KPL and SA and their respective shareholders as a whole, respectively.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Kuok Khoon Chen+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, So Hing Woh, MBE, JP+, Chan Wai Ming, William, Qian Shaohua, Ku Moon Lun#, Lau Ling Fai, Herald#, Ms. Wong Yu Pok, Marina, JP# and Mr. Tse Kai Chi@ and the SA Directors are Messrs. Kuok Khoon Ean+, Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Madhu Rama Chandra Rao+, Madam Kuok Oon Kwong@, Ho Kian Guan@, Roberto V. Ongpin@, Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan), Alexander Reid Hamilton#, Wong Kai Man#, Timothy David Dattels# and Michael Wing-Nin Chiu#.

+ *Executive Director*
@ *Non-executive Director*
# *Independent Non-executive Director*

DEFINITIONS

Unless otherwise defined below, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement:-

"Cancellation Agreement"	the cancellation agreement dated 15 January 2009 and entered into among KPCL, JIPL, SACL, WTIL and Tangshan City Land Resources Transactions Centre (唐山市國土資源收儲交易中心) to cancel the Confirmation Notices;
"Joint Announcement"	the joint announcement of KPL and SA dated 22 July 2008 in relation to the establishment of joint venture for the acquisition, holding and development of the Project Sites in Tangshan City, Hebei Province, PRC;
"KPL Circular"	the circular of KPL dated 12 August 2008 in relation to the establishment of joint venture for the acquisition, holding and development of the Project Sites in Tangshan City, Hebei Province, PRC;
"Project"	the joint acquisition, holding and development of the Project Sites by the JV Parties on the terms of the Master Joint Venture Agreement and as disclosed in the Joint Announcement; and
"SA Circular"	the circular of SA dated 18 August 2008 in relation to the establishment of joint venture for the acquisition, holding and development of the Project Sites in Tangshan City, Hebei Province, PRC.

Amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.88 = HK$1 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Kuok Khoon Chen
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 15 January 2009

* *For identification purpose only*

END